bakertilly

M Financial Securities Marketing, Inc.
Portland, Oregon

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2021

M Financial Securities Marketing, Inc.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Board of Directors of M Financial Securities Marketing, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M Financial Securities Marketing, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which M Financial Securities Marketing, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(i) (the "exemption provisions") and (2) M Financial Securities Marketing, Inc. stated that M Financial Securities Marketing, Inc. met the identified exemption provisions throughout the year ended December 31, 2021 without exception. M Financial Securities Marketing, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Financial Securities Marketing, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

Melville, New York
February 24, 2022


M Financial Securities Marketing, Inc.

Exemption Report – 15c3-3(k)(2)(i)


M Financial Securities Marketing, Inc. ("MFSM") meets the exemptions conditions in § 240.15c-3, paragraph (k)(2)(i) which states:

> *The provisions of this section shall not be applicable to a broker or dealer… (w)ho carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".*

MFSM met the identified exemption provisions in § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Casey Dougherty, affirm to the best of my knowledge and belief this Exemption Report is true and correct for the year ended December 31, 2021.

DocuSigned by:

Casey Dougherty
8BB4F254023F40D...
_____   2/2/2022
                                                              _____
Casey Dougherty   Date
Chief Compliance Officer
M Financial Securities Marketing, Inc.